UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70233 /August 20, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15378

In the Matter of   :
              :
FIRST GEORGIA COMMUNITY CORP., :
FLO CORP.,   : ORDER MAKING FINDINGS
FLORIDA COMMUNITY BANKS, INC., : AND REVOKING
IN TOUCH MEDIA GROUP, INC., and : REGISTRATIONS BY DEFAULT
NHS HEALTH SOLUTIONS, INC.   : AS TO THREE RESPONDENTS

   The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on July 18, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents FLO Corp. (FLO), Florida Community Banks, Inc. (Florida Community), and In Touch Media Group, Inc. (In Touch) (collectively, Respondents), repeatedly failed to file timely periodic reports with the Commission in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

   The Office of the Secretary and the Division of Enforcement provided evidence that Respondents were served with the OIP by July 22, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). An Answer was due ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On August 6, 2013, Respondents were ordered to show cause, by August 16, 2013, why the registrations of their securities should not be revoked by default. To date, Respondents have not replied to the show cause order.

   Respondents are in default for failing to file an Answer or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

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[1] Respondent First Georgia Community Corp. filed an Answer and remains in the proceeding. Respondent NHS Health Solutions, Inc., failed to file an Answer or respond to the order to show cause; however, it filed a Form 15 on July 29, 2013, which shall be addressed during the scheduled prehearing conference.

FLO, Central Index Key (CIK) No. 1399215, is a void Delaware corporation located in Chantilly, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FLO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $8,717,000 for the prior six months. As of July 15, 2013, the common stock of FLO was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Florida Community, CIK No. 1170902, is a dissolved Florida corporation located in Immokalee, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Florida Community is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $30,627,188 for the prior nine months. As of July 15, 2013, the common stock of Florida Community was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In Touch, CIK No. 1194842, is a dissolved Florida corporation located in Clearwater, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). In Touch is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $5,450,322 for the prior nine months. As of July 15, 2013, the common stock of In Touch was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of FLO, Florida Community, and In Touch.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of FLO Corp., Florida Community Banks, Inc., and In Touch Media Group, Inc., are hereby REVOKED.

A telephonic prehearing conference will be held on August 27, 2013, at 11:00 a.m. EDT with respect to Respondents First Georgia Community Corp. and NHS Health Solutions, Inc. If First Georgia Community Corp. fails to participate in the telephonic prehearing conference, it will be deemed in default, the proceeding will be determined against it, and the registration of its securities will be revoked. See 17 C.F.R. §§ 201.155(a), .221(f). The status of NHS Health Solutions, Inc.'s Form 15 shall be addressed at the prehearing conference.

SO ORDERED.

_____
Cameron Elliot
Administrative Law Judge